

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 31, 2010

VIA FAX: 212-846-1640

Mr. Thomas E. Dooley
Chief Financial Officer
Viacom, Inc.
1515 Broadway
New York, NY 10036

      RE: Viacom, Inc.
              Form 10-K for the year ended December 31, 2009
              Filed February 11, 2010
              File No. 1-32686

Dear Mr. Dooley:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Policies and Estimates, page 57

Goodwill, page 62

1.   We note that goodwill represents 52% or more of your assets as of December 31, 2009 and that 64% of the goodwill is attributed to the MTVN reporting unit. In light of the significance of the goodwill, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

        the percentage by which fair value exceeded carrying value as of the most recent step-one test for this reporting unit.

        Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Note 14. Income Taxes, page 102

2.   We refer to your Effective Tax Rate table. Since the amount in the line item "all other, net" appears to be material to your overall effective tax rate for continuing operations, please tell us and disclose what is included in that line item.

Schedule II – Valuation and Qualifying Accounts, page 119

3.   We note that your sales returns and allowance recognized, deducted, and end of period balance appear to be significantly lower than prior year. We also note that in your response to the staff dated July 7, 2009, you state, "In future filings, we will include a discussion of changes in estimated returns recognized in accordance with SFAS 48, if material, in accordance with the guidance in Question 1 of SAB Topic 13B." However, although you discussed your general policy and assumptions used, your current filing does not appear to have a discussion of specific changes in estimated returns and allowances from prior year. Please tell us and disclose in future filings the specific reasons for the significant changes in your estimated returns and allowances from 2008 to 2009. Addressing all the factors discussed in Questions 1 of SAB Topic 13B and ASC 605-15-25-3, tell us why you continue to believe that you are able to make reasonable and reliable estimates of your sales returns and allowances.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel,
Assistant Director